Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	First Quarter
	2012	2011
Computation of Earnings:
Income before income taxes	$9,562	$10,410
Add:
Interest expense	8,495	8,205
Amortization of debt premium/discount and expenses	578	569
Interest portion of rent expense	498	419

Earnings as adjusted	$19,133	$19,603

Computation of Fixed Charges:
Interest expense	$8,495	$8,205
Capitalized interest	11	83
Amortization of debt premium/discount and expenses	578	569
Interest portion of rent expense	498	419

Fixed charges	$9,582	$9,276

Ratio of Earnings to Fixed Charges	2.00	2.11